UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-3/A
(Amendment No. 2)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Vitro, S.A.B. de C.V.
(Name of Applicant)
Ave. Ricardo Margáin 400
Col. Valle del Campestre
San Pedro Garza García, Nuevo León, 66265
United Mexican States (“Mexico”)
(Address of Principal Executive Offices)
Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount

8.0% Notes due 2019	$850 million in aggregate principal amount
Mandatory Convertible Debentures	$100.0 million in aggregate principal amount, subject to adjustment
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification
Name and Address of Agent for Service:
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
With copies to:

Joy K. Gallup, Esq.	Alejandro Sanchez Mujica
Milbank, Tweed, Hadley & McCloy LLP	General Counsel
1 Chase Manhattan Plaza	Ave. Ricardo Margain Zozaya #400
New York, NY 10005	Col. Valle del Campestre
(212) 530-5000	San Pedro Garza Garcia
Nuevo Leon, 66265 Mexico
+52 (81) 8863-1200

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

SIGNATURE
EX-99.T3E.4

EXPLANATORY NOTE
     This Amendment No. 2 to Form T-3 (this “Amendment”) is being filed on behalf of Vitro, S.A.B. de C.V. and the guarantors listed in Schedule A of the Form T-3 filed on November 1, 2010. This Amendment is solely to file and replace Annex A to Amendment No. 1, which filed a new Exhibit T3E.4, showing amended provisions in strikethrough and underlined text.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Vitro, S.A.B. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of San Pedro Garza Garcia and State of Nuevo León, on the 12th day of November, 2010.

VITRO, S.A.B. DE C.V.
By:	/s/ Claudio del Valle Cabello
Name:	Claudio del Valle Cabello
Title:	Attorney-in-Fact

By:	/s/ Alejandro Sánchez Mújica
Name:	Alejandro Sánchez Mújica
Title:	Attorney-in-Fact

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